UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A

Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

MINUTES OF THE GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 4, 2008
drawn up in summary format, as provided for in Article 130 of Law 6,404/76 and its paragraphs.

1) Time, date and place: Held at 9:00 am, on April 4, at the headquarters of Contax Participações S.A. (“Company”), located at Rua do Passeio, 48 to 56, parte, city of Rio de Janeiro, State of Rio de Janeiro.

2) Call: Call Notice published in the “Diário Oficial do Estado do Rio de Janeiro”, official gazette”, part V, in the editions of: 3/20/2008 and 3/24/2008, page 35, 3/25/2008, page 109 and 3/26/2008, page 57, and in the “Valor Econômico National Edition” - Newspaper –, in the editions of: 3/20/2008, page A12, 3/24/2008, page B5 and 3/25/2008, page C8.

3) Agenda: (i) to acknowledge the management accounts, examine, discuss and vote the Management Report and the Financial Statements relating to the fiscal year ended December 31, 2007, followed by the report of the independent auditors; (ii) to approve the allocation of net income for the year of 2007 and the payment of dividends; (iii) to appoint members to compose the Board of Directors, for a complementary term, under article 150 of Law 6,404/76; (iv) to determine the compensation of the Company’s managers.

4) Attendance: shareholders representing more than 66.7% of the capital stock with voting rights, as per the signatures in the Shareholders’ Attendance Book. Michel Neves Sarkis (Chief Financial Officer and Investor Relations Officer), Allan Kardec de Melo Ferreira (member of the Fiscal Council) and José Luiz de Souza Gurgel (BDO Trevisan Auditores Independentes partner).

5) Presiding: Chairman: Michel Neves Sarkis, Secretary: Luciene Sherique

6) Resolutions: Those Company shareholders present at the Meeting and representing more than 66.7% of the capital stock with voting rights, decided on the following:

i. To approve unanimously, with no dissenting vote, after examined and discussed, the Management Report, the Balance Sheet and other Financial Statements, as well as the report of Independent Auditors, documents referring to the year ended on 12/31/2007, as full publication in the part V of the “Diário Oficial do Estado do Rio de Janeiro” ,official gazette of the State of Rio de Janeiro”, edition of 3/3/2008, pages 16 and 17, and in the “Valor Econômico National Edition” - Newspaper –, edition of 3/3/2008, of page C-5 to C-7, in conformity with the Article 133, of Law 6,404/76, and the reading of the said documents was exempted, once they were fully published and were fully acknowledge by the shareholders.

ii. To approve, by a majority, the Management proposal in the Financial Statements, regarding the allocation of the profit reserve constituted in 2005, in the amount of R$4,313,258.27 part of the profit reserve constituted in 2006, in the amount of R$8,323,316.97 for the payment of dividends, as well as the allocation of Net Income for the year ended 12/31/2007, in the amount of R$53,983,667.39 which shall be allocated as follows: (a) allocation of the amount of R$2,699,183.37 for the legal reserve; (b) payment of dividends to the Company’s shareholders holding a share position on 4/4/2008, in the total gross amount of R$13,413,610.05, which corresponds to R$997.17 per thousand common shares and R$774.61 per thousand preferred shares, and the amount of the dividends are remunerated as of 1/1/2008 until the date of the beginning of the payment, which shall be as of 4/30/2008, by means of the application of the Referential Rate (TR); (c) allocation of the amount of R$12,044,086.20 for constitution of unrealized profit reserve; (d) allocation of the amount of R$38,463,363.01 for constitution of statutory reserve. The shareholder Norges Bank voted separately, which is filed at the Company’s head office, in compliance with Article 130 of Law 6404/76.

iii. The shareholders decided by a majority to ratify the election, pursuant to article 150 of Law 6,404/76, of the following alternate members of the Board of Directors for a complementary term: (a) SERGIO BERNSTEIN, Brazilian citizen, married, engineer, Identity Card (RG) 5.850.726, issued by SSP/SP, Individual Taxpayer’s ID (CPF) 007.296. 208-91, with residence at Rua Chucri Zaidan, n.° 920, 16º andar, São Paulo, SP, nominated by the Board of Directors on 6/11/2007 as alternate member for Mr. Pedro Jereissati; (b) PEDRO JEREISSATI, Brazilian citizen, married, graduated in business administration, Identity Card (RG) 16.226.645 -5, issued by SSP/SP, Individual Taxpayer’s ID (CPF) 273.475. 308-14, with residence at Rua Chucri Zaidan n.º 920 - 16º andar, São Paulo, SP, nominated by the Board of Directors on 6/20/2007 as alternate member for Mr. Sergio Bernstein; (c) FRANCIS JAMES LEAHY MEANEY, Irish citizen, single, graduated in business administration, Passport Nr. R016685, Identity Card (RNE) V218988-N, Individual Taxpayer’s ID (CPF) 054.404.117 -80, with offices at Rua do Passeio 48 ao 56, Parte, Centro, Rio de Janeiro, RJ, nominated by the Board of Directors on 11/07/2007 as alternate member for Mr. Julio Cesar. Pinto; (d) MICHEL NEVES SARKIS, Brazilian citizen, married, graduated in business administration, Identity Card (RG) 696.198, issued by SSP/ES, Individual Taxpayer’s ID (CPF) 950.392.367 -00, with offices at Rua do Passeio 48 ao 56, Parte, Centro, Rio de Janeiro, RJ, nominated by the Board of Directors on 11/07/2007 as alternate member for Mr. José Luis Magalhães Salazar; (e) FLAVIO EDUARDO SZNAJDER, Brazilian citizen, married, engineer, Identity Card (RG) 08.561.503 -7, issued by IFP/RJ, Individual Taxpayer’s ID (CPF-MF) 016.724.717 -45, with residence at Rua Dr. Geraldo Campos Moreira, 375, 9.º andar, Brooklin Novo, São Paulo, SP, nominated by the Board of Directors on 11/07/2007 as alternate member for Mr. Otávio Marques de Azevedo; (f) RUBENS MÁRIO MARQUES DE FREITAS, Brazilian citizen, married, engineer, Identity Card (RG) 8574211, issued by SSP/MG,Individual Taxpayer’s ID (CPF) 026.718.456 -50, with residence at Av. Brigadeiro Faria Lima, nº 3900, 7º andar, São Paulo, SP, nominated by the Board of Directors on 11/07/2007 as alternate member for Mr.Fabio Schvartsman. The member, Mr. Eduardo Klingelhoeffer de Sá resigned from the Board of Directors on March 15, 2008, and his alternate, Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, automatically took over as the Board member till the Annual General Meeting of 2009, as laid down by Article 15 of the Company’s Bylaws. The person indicated as the alternate member for Mr. Antonio Henrique Pinheiro Silveira was Mr. ANTONIO ADRIANO SILVA, Brazilian, married, administrator, Identity Card (RG) M1411903 issued by SSP/MG, Individual Taxpayer’s ID (CPF) 056.346.956 -00, with address at Vice-Presidência da República, Palácio do Planalto, Anexo II, Brasília, DF. The new members elected to the Board declared that they are not subject to any crimes that may impede them from exercising the function, and provided the declaration required by Paragraph 4, Article 147 of Law 6.404/76. The abstention of the shareholders BB Carteira Livre I FIA and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ represented by Mrs. Melissa Belotto was recorded. The vote of the shareholder West Virginia Investment Management, Alliant Techsystems Inc. Defined Benefit Master Trust; Bell Atlantic Master Trust; Morgan Stanley Investment Management Active International Allocation Trust; The California State Teachers Retirement System; Van Kampen Series Fund Inc. Van Kampen Global Equity Allocation Fund were presented separately, being filed at the Company’s headquarters, pursuant to article 130 of Law 6,404/76.

iii. 1. Also in relation to item (iii), the shareholders officially registered the composition of the Company’s Board of Directors, whose members will remain in office until the General Shareholders’ meeting of 2009, as follows: (1) Mr. OTÁVIO MARQUES DE AZEVEDO, and his respective alternate member, Mr. FLAVIO EDUARDO SZNAJDER, (2) Mr. SERGIO BERNSTEIN, and his respective alternate member, Mr. PEDRO JEREISSATI, (3) Mr. FABIO SCHVARTSMAN, and his respective alternate member, Mr. RUBENS MÁRIO MARQUES DE FREITAS, (4) Mr. FRANCIS JAMES LEAHY MEANEY, with the alternate member position remaining vacant, (5) Mr. MICHEL NEVES SARKIS, with the alternate member position remaining vacant, (6) Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, and his respective alternate member, Mr. ANTONIO ADRIANO SILVA, (7) Mr. JOSÉ LUIS PROLA SALINAS, and his respective alternate member, Mr. JOILSON RODRIGUES FERREIRA, (8) Mrs. ISABEL S. RAMOS KEMMELMEIER, the respective alternate member’s post being left vacant, (9) Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, and his respective alternate member, Mr. FERNANDO ARGOLO PIMENTA, whose qualifications are indicated above or in item iii of the Minutes of the General Shareholders’ Meeting of 2006.

iv. To approve unanimously, with no dissenting vote, the proposal of the Company’s majority shareholder, Telemar Participações S/A, for the determination of the Management’s compensation for next year, as follows: (a) annual global allowance for the Board of Directors in the amount of up to R$1,050,000.00; and (b) annual global allowance for the Company’s Board of Executive Officers in the amount of up to R$1,040,000.00, exclusive possible amounts paid as benefits, allowance of representation or profit sharing.

v. After the instatement of the Fiscal Council was requested by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, the members of the Fiscal Council were appointed for the fiscal year beginning on January 1, 2008, with term of office until the date of the Annual General Meeting to be held until April 30, 2009, under the terms of the Article 161 of Law 6,404/76, (1) by the controlling shareholder Telemar Participações S.A.: (i) as sitting member, Mr. APARECIDO CARLOS CORREIA GALDINO, a Brazilian citizen, widow, graduated in business administration, Identity Card (RG) 5.635.466, issued by SSP/SP, Individual Taxpayer’s ID (CPF) 666.708.708 -25, with offices at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583-110, São Paulo, SP, and its respective alternate member, Mr. SIDNEI NUNES, a Brazilian citizen, married, business manager and businessman, Identity Card (RG) 11.581.938, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 011.355.928 -37, with offices at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583-110, São Paulo, SP (ii) as sitting member, Mr. ALLAN KARDEC DE MELO FERREIRA, a Brazilian citizen, married, attorney, Identity Card (RG) M-92.892, issued by SSPMG, Individual Taxpayer’s ID (CPF/MF) 054.541.586 -15, domiciled at Rua Oscar Versiani Caldeira, 239, Mangabeiras, Belo Horizonte - MG, and his respective alternate member, Mr. DÊNIS KLEBER GOMIDE LEITE, married, attorney and business administrator, Identity Card M- 559.801, issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 125.011.406 -30, domiciled at Rua Miranda Ribeiro, 220 apto. 301 - Vila Paris, Belo Horizonte - MG; (iii) as sitting member, Mr. RICARDO SCALZO, a Brazilian citizen, married, physicist, Identity Card (RG) 2.533.933, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 370.933.557 -49, domiciled at Rua Jacques Felix, 96 - apto. 124, Vila Nova Conceição, in the city of São Paulo, SP, and its respective alternate member, Mr. PEDRO WAGNER PEREIRA COELHO, a Brazilian citizen, married, business manager and businessman, Identity Card (RG) 2.744.529, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 258.318.957 -34, domiciled at Av. Lúcio Costa, 5100, bloco 2, apto. 802, in the city of Rio de Janeiro, RJ. (2) by the minority shareholders, (iv) as sitting member Mr. LUIZ FELIX DE FREITAS, a Brazilian citizen, married, banker, Identity Card (RG) 043191584 IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 535.372.207 -82, with residence at Rua Uruguai, 246, Ap. 401, Tijuca, CEP 21321-570, Rio de Janeiro, RJ and his respective alternate member, Mrs. CELIA MARIA XAVIER LARICHIA, Brazilian citizen, married, an employee of the Caixa Econômica Federal, Identity Card (RG) 036857613, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 404.322.897 -04, domiciled in the city of Rio de Janeiro, at Rua Poços de Caldas, 196, Vila Valqueire, CEP 21.321 -570; and (3) by the shareholders holding preferred shares, (v) as sitting member Mr. MARCIO LUCIANO MANCINI, a Brazilian citizen, single, business administrator, Identity Card (RG) 24458714-0, Individual Taxpayer’s ID (CPF/MF) 268.791.478 -95, domiciled in the city of Campinas, State of São Paulo, at Rua Ana Teles Alves de Lima, 106, Novo Chapadão; and his respective alternate member, Mr. RICARDO MAGALHÃES GOMES a Brazilian citizen, single, electrical engineer, Identity Card (RG) 08014552-7 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 014.729.747 -86, domiciled in the city and State of São Paulo, at Rua Itacema, 292, apto. 141, Itaim Bibi. It was established that there was no legal impediment or restriction preventing the elected members from taking up office.

vi. In view of the instatement of the Fiscal Council, an annual allowance was approved by a majority, with no dissenting vote, for the compensation of its members, as the minimum limit allowed by the law, pursuant to the paragraph 3 of the Article 162 of Law 6,404/76. The Fiscal Council members shall also be reimbursed by expenses incurred in trips and displacements, and such reimbursable expenses must have the same treatment, limits and criteria observed by the Company’s employees, pursuant to the “Trip Policy” effective at the Company.

7) Closure: There being no further matters to be dealt with, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to Article 130, paragraph 2, of Law 6,404/76.

Rio de Janeiro, April 4, 2008.

SECRETARY
Luciene Sherique

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.